Exhibit 99.1

Site Lease Agreement

Party A (Lessor): Tongling Jinsheng Amusement Investment Co., LTD

Party B (Lessee): Fuzhou Yibang Amusement Park Co., LTD

Considering that Party A owns an amusement park located in No. 1958 Xihu Avenue, Tongguan District, Tongling City, Anhui Province (hereinafter referred to as the “Amusement Park”), both parties, on the basis of equality, voluntariness, fairness, and good faith, have fully negotiated and agreed to lease it to Party B for the operation of amusement projects. In accordance with the Contract Law of the People’s Republic of China and relevant laws and regulations, both parties have reached the following agreement:

1. Leased property and scope

1.1. Party A agrees to lease the entire amusement park located in No. 1958 Xihu Avenue, Tongguan District, Tongling City, Anhui Province, including but not limited to the amusement park site, all the existing facilities, equipment, buildings, parking lots and supporting facilities (hereinafter referred to as the “leased property”, see the List for details), to Party B.

1.2. Party B undertakes to use the leased property only for legal amusement business activities, including but not limited to the operation of amusement facilities, catering, retail, etc., and shall not change the purpose of the leased property or sublet it to a third party without authorization.

1.3 Party A agrees to sublease the signed third-party lease rights to Party B.

1.4 The remaining funds and corresponding obligations of the prepaid card shall be handled through negotiation between Party A and Party B.

2. Lease term

2.1. The lease term is from November 12, 2024 to November 11, 2034, totaling 10 years.

2.2. Upon expiration of the lease term, Party B shall unconditionally return the leased property to Party A, and the leased property shall be in good condition for use, except for damage caused by natural loss or force majeure factors.

3. Rental and payment method

3.1. The rental standard is RMB 30 million yuan (in words: Thirty Million Yuan), to be paid quarterly.

3.2. Party B shall pay the quarterly rental to the account designated by Party A within the first ten working days of the first month of each quarter.

3.3. The rental will increase by 2% annually from the second year onwards.

3.4. If Party B fails to pay the rental on time, Party B shall pay a late fee of 0.05% of the overdue amount to Party A for each day of delay.

4. Daily maintenance and responsibility

4.1. Party B shall be responsible for the daily maintenance, cleaning, greening and safety management of the amusement park, to ensure that the leased property is in good use condition and meets the safe operation standards.

4.2. Party B shall regularly inspect the leased property, promptly identify and address potential safety hazards to ensure the safety of tourists.

4.3. Party B shall establish a comprehensive emergency plan, including but not limited to fires, earthquakes, sudden illness of tourists, etc., to ensure quick response in emergency situations and the safety of tourists.

5. Equipment replacement and annual inspection

5.1. If the facilities and equipment in the amusement park suffer from natural loss or need to be replaced after reaching their service life, Party A shall be responsible for the replacement, and bear the related expenses.

5.2. Party B shall notify Party A in advance of the specific requirements for the annual inspection or the replacement of the equipment, and shall cooperate with Party A to complete the relevant work.

5.3. Party A shall be responsible for the legal annual inspection of the facilities and equipment in the amusement park, and Party B shall provide necessary assistance.

6. Liability for equipment damage

6.1. If the facilities and equipment in the lease property are damaged due to human factors caused by Party B or its customers, Party B shall be responsible for repairing or compensation.

6.2. The damage caused by force majeure or natural reasons shall be settled by both parties through consultation based on the actual situation, and a third party may be hired for evaluation if necessary.

7. Liability for breach of agreement

7.1. Either party who violates the provisions of this agreement shall pay a penalty of 10% of the rental of current year to the other party, which shall not affect the right of the non breaching party to demand that the breaching party continue to perform the agreement or terminate this agreement.

7.2. If the breach of contract causes losses to the other party, the breaching party shall also compensate the other party for all direct and indirect losses suffered as a result, including but not limited to attorneys fees, legal costs, etc.

8. Dispute resolution

8.1. Any dispute arising during the execution of this agreement shall be settled by both parties through friendly negotiation; if no agreement can be reached through negotiation, either party may file a lawsuit to the people’s court where Party A is located.

9. other

9.1. For any matters not covered herein, both parties may sign a supplementary agreement separately, which shall have the same legal effect as this Agreement.

9.2. This Agreement is made in duplicate, with each party holding one copy and has equal legal effect.

9.3. This Agreement shall come into effect upon being sealed by both parties.

Party A (seal):	Party B (seal):

Tongling Jinsheng Amusement Investment Co., Ltd	Fuzhou Yibang Amusement Park Co., LTD

Date: _______________	Date: _______________

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